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                               February 14, 2024

       Yuan Li
       Chief Executive Officer
       JIADE LIMITED
       Unit 2-02, Puningdun Business Plaza
       No. 1702 and 1706 Minjiang Road
       Jinjiang District, Chengdu City, Sichuan Province
       The People   s Republic of China, 610000

                                                        Re: JIADE LIMITED
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 26,
2024
                                                            File No. 333-276283

       Dear Yuan Li:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Exhibit 5.1

   1. Please revise the legal opinion to cover the shares being registered for resale by the selling stockholder.
 Yuan Li
FirstName LastNameYuan Li
JIADE LIMITED
Comapany14,
February  NameJIADE
            2024     LIMITED
February
Page 2 14, 2024 Page 2
FirstName LastName
       Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lisa Forcht